Mail Stop 6010
      February 1, 2006

By U.S. Mail and Facsimile to (425) 453-2916

Mr. Robert D. George
Vice President, Chief Financial Officer, Secretary and Treasurer
Esterline Technologies Corporation
500 108th Avenue NE
Bellevue, Washington 98004

		RE: 	Esterline Technologies Corporation
			Form 10-K for fiscal year ended October 28, 2005
			File No.  1-6357

Dear Mr. George,

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended October 28, 2005

Item 9A. Controls and Procedures, page 23

1. We note your disclosure that "disclosure controls and procedures were effective to ensure that information [you] are required to disclose in the reports that [you] file under the Exchange Act is recorded, processed, summarized and reported within time periods specified in Securities and Exchange Commission rules and forms." Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Management`s Discussion and Analysis of Financial Condition and
Results of Continuing Operations, page 2

Contractual Obligations, page 16
2. Revise future filings to disclose your off-balance sheet arrangements in a separately captioned subsection of MD&A as required by Item 303(a)(4) of Regulation S-K. Also, make the detailed disclosures required by paragraphs (a)(4)(i) of this Item, to the extent necessary to understand your off-balance sheet arrangements and their effect on financial condition, changes in financial condition and results of operations.

Consolidated Statement of Operations, page 32

3. We note that you recorded a $3.4 million gain on sale of product line in fiscal 2004. If you recognize a gain or loss that is not a component of an entity, you should include that amount in income from continuing operations before income taxes. See paragraph 45 of SFAS
144. Revise future filings as necessary.

Consolidated Statement of Shareholders` Equity and Comprehensive
Income, page 38

4. Please expand your disclosures, here or in a financial statement footnote, in future filings, to show changes in the number of common shares during each period for which an income statement has been presented, as contemplated by Rule 5-02.30 of Regulation S-X.

Notes to Consolidated Financial Statements, page 39

Note 1. Accounting Policies, page 39

Product Warranties, page 44

5. We see that you have identified your accounting for warranties as a significant accounting policy. Please revise future filings to include the warranty disclosures required by paragraph 14(b) of FIN
45 or tell us why this disclosure is not necessary.

Note 14. Acquisitions and Divestitures, page 66

6. In periods where you consummate a material business acquisition, please revise future filings to make the pro forma disclosures required by paragraphs 54-55 of SFAS 141.

7. Additionally it appears as though your 2004 acquisition of Leach
Holding Corporation may have been significant under Rules 3-05 and 1-
02(w) of Regulation S-X. Please tell us why you have not filed financial statements for this acquisition or show us that they were not required. Also please tell us your consideration of Rule 3-05 and Rule 1-02(w) for your acquisition of Darchem Holdings Limited.


	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202)
551-3671 with any other questions.

      								Sincerely,

								Angela Crane
      Branch Chief



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Mr. Robert D. George
Esterline Technologies Corporation
Page 4